Exhibit 8.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of incorporation
Moxian CN Group Limited	Samoa

Moxian Group Limited	British Virgin Islands

Moxian (Hong Kong) Limited	Hong Kong

Woodland Corporation Limited	Hong Kong

Moxian Malaysia Sdn.Bhd	Malaysia

Abit USA, Inc.	Delaware

Moxian Technologies (Shenzhen) Co. Ltd	People’s Republic of China

Moxian Technologies (Beijing) Co., Ltd.	People’s Republic of China

Moxian Technologies (Shanghai) Co. Ltd.	People’s Republic of China

Beijing BitMarix Co. Ltd.	People’s Republic of China